JV GROUP, INC.



                                 March 31, 2014



Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr.
Division of Corporation Finance
Washington, D.C. 20549

Re:     JV Group, Inc.
        Form 10-K for the year ended June 30, 2013
        Filed October 15, 2013
        File No. 000-21477

Dear Mr. Telewicz:

     We have received correspondence dated February 14, 2014, regarding our Annual Report on Form 10-K for the Fiscal year ended June 30, 2013 for JV Group, Inc. ("the Company"), filed with the Securities and Exchange Commission on October 15, 2013.

     In response to the comment letter dated February 14, 2014, the Company acknowledges to the SEC that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commissionor any person under the federal securities laws of the United States.

                                                Sincerely,


						/s/ Look Yuen Ling
                                                Look Yuen Ling
                                                Chief Executive Officer and
                                                Chief Financial Officer